UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

GOOLU INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38259N
(CUSIP Number)

1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3
Telephone (604) 683-9262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.       38259N
                  -------------------------------------

1)Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                                               Chih-Fong Shih
                                         -------------------------------

2) Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ X ]

3) SEC Use Only
                              --------------------------------------------------

4) Source of Funds                          Not Applicable
                              -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------------------------------

6) Citizenship or Place of Organization                        Taiwanese
                                                                             --------------------------

Number of                     (7) Sole Voting Power           994,634
Shares Bene-                                                    --------------------------------------
ficially                           (8) Shared Voting Power
Owned by                                                        -----------------------
Each Reporting              (9) Sole Dispositive Power         994,634
Person                                                                 --------------------------------------
With                               (10) Shared Dispositive Power
                                                                                --------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

994,634
-----------------------------------------------------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)             5.36%
                                                                               ---------------------

14) Type of Reporting Person       IN
                                        -----------------------------------------------------------------------------------------

                                                                                                                  Page 2 of 5 Pages

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Chih-Fong Shih, a businessman having an address at #365, Chien-Kuo Rd., Yuan-Lin Town, Chang-Hua County 510, Taiwan. Chih-Fong Shih is a citizen of Taiwan.

During the last five years, Chih-Fong Shih has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Chih-Fong Shih is a party to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of 10th day of September, 2002, by which Chih-Fong Shih has agreed to sell a total of 540,800 shares of the Common Stock of Goolu Inc. to certain parties as shown on Appendix A of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement occurred on October 15, 2002. A copy of the Stock Purchase Agreement and its Appendix are attached hereto as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Immediately prior to closing of the transaction, Chih-Fong Shih was the direct beneficial owner of 994,634 shares (5.36%) of Common Stock. Upon closing of the transaction, Chih-Fong Shih is the direct beneficial owner of 453,834 shares (2.4%) of Common Stock.

The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of August 26, 2002 (18,548,100 shares) as reported by Goolu Inc. in its Current Report on Form 8-K.

(b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, Chih-Fong Shih had the power to vote or dispose of the Common Stock it owned. Chih-Fong Shih has the power to vote or dispose of the Common Stock it owns.

(c) Other than the transaction described above, Chih-Fong Shih has not effected any transactions in the Common Stock within the past 60 days.

(d) No other person is known by Chih-Fong Shih to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Chih-Fong Shih.

Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exists no agreements or understandings between Chih-Fong Shih on the one hand and any other persons or entities on the other hand that would cause Chih-Fong Shih and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

By: /s/ Chih-Fong Shih -------------------------- (Signature)

Chih-Fong Shih
(Name and Title)

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